Exhibit 99.37

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Formation Funds Saskatchewan Uranium Projects

Vancouver, B.C., January 18, 2005, Formation Capital Corporation (FCO-TSX) (the Company) announces that through its 100% owned Canadian subsidiary, Coronation Mines Limited (Coronation), it has closed a $150,000 flow-through private placement (the Offering) for the purpose of further developing its Kernaghan Lake and Virgin River northern Saskatchewan Athabasca Basin Uranium projects.  These projects are joint ventured with Cameco and Areva subsidiary Cogema Resources Inc., the details of which are more fully described below.

The Company engaged Octagon Capital Corporation as agent to complete the Offering of 300,000 Units of the Company to qualified investors at a price of $0.50 per Unit.  The Offering was fully subscribed by Northern Precious Metals 2004 Limited Partnership, a Montreal based fund.  Each Unit is comprised of one flow-through common share and one half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one non-flow-through common share of the Company at a price of $0.55 per share for a period of eighteen months from the date of closing of the private placement.  The Company has paid cash fees and commissions totaling $10,500 in relation to the Offering.

The Kernaghan Lake Project lies west of Wollaston Lake in the north-eastern portion of the Athabasca Basin of northern Saskatchewan.  The Project is owned 20% by Coronation and 80% UEM Inc.  UEM Inc. is a corporation owned 50% by Cameco and 50% by Areva subsidiary Cogema Resources Inc.  The Athabasca Basin hosts several of the world's largest and richest uranium deposits.  These Middle Proterozoic, large scale, high grade unconformity uranium deposits occur at the base of the clastic sedimentary sequence and can attain gross metal values in excess of ten billion dollars.  The property, located approximately 400 Km north of La Ronge, is joint ventured with UEM Inc. and operated by Areva subsidiary Cogema Resources.  The target is an unconformity type uranium deposit similar to the now mined-out Key Lake deposit, which originally reported a resource of approximately 195 million pounds of U3O8.  The Kernaghan Lake Project lies approximately 15 km northeast along trend from Cameco’s La Rocque Lake discovery, where Cameco and its joint venture partners announced in 1999, drilling results which included an intercept of 0.7m @ 29.9% U3O8.  UEM has been drilling the Kernaghan Lake Project in previous years and has proposed a budget of approximately $300,000 for 2005.  Results will be released as available.

The Virgin River Project totals over 30,500 hectares and also lies in the Athabasca Basin approximately 60 km east of Cree Lake.  The project is also joint ventured with UEM Inc. and is operated by Cameco.  Coronation has a 2% carried interest with the right to earn up to a 10% interest under certain circumstances.  Coronation Mines is carried by its J.V. partners for the first $10 million in exploration expenditures.  To date approximately $4,500,000 been spent on the exploration of the project including significant quantities of diamond drilling of a large unconformity-type uranium target.  UEM is continuing the exploration of the project with a $1,500,000 exploration program, including a diamond drill program planned for 2005.  UEM, Inc. and Coronation are very encouraged with the exploration results to date and are in the process of compiling data for release in the near future.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street

Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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